Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

VIA EDGAR

November 16, 2009

John Reynolds Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	China Cord Blood Corporation Form F-1/A Filed November 9, 2009 File No. 333-161602

Dear Mr. Reynolds:

On behalf of our client, China Cord Blood Corporation, a Cayman Islands corporation (the “Company”), we hereby provide responses to comments issued on November 13, 2009 regarding the Company’s Registration Statement on Form F-1 and addressed to Ms. Ting Zheng (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of Amendment No. 4 to the Registration Statement on Form F-1 for the Company (the “Amended F-1”) reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended F-1.

In order to facilitate your review of the Amended F-1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended F-1.

General

1.	Please provide the pricing information and other disclosure that is not permitted to be omitted pursuant to Rule 430A. See Item 501 of Regulation S-K.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made throughout the Amended F-1.

John Reynolds November 16, 2009 Page 2

Notes to the Consolidated Financial Statements for the Three Months Ended June 30, 2008 and 2009, page F-8

Note 27 Unaudited pro forma net income per share information, page F-35

2.
We note from your response to comment 2 of our letter dated November 5, 2009 that you believe that the estimation of the historical fair value of your ordinary shares involved assumptions which are not factually supportable. We note on page 62 that you estimated the fair value of ordinary shares with reference to the most recent sale of shares by a shareholder to an unrelated third party. We believe that such an estimate of the fair value of your ordinary shares provides sufficient factual support for purposes of computing the dilutive effect of outstanding securities. Therefore, please revise to disclose pro forma diluted net income per share.

COMPANY RESPONSE:  The Company respectfully advises the Staff that changes in response to the Staff’s comment have been made on pages F-4 and F-38 and to the related notes to the consolidated financial statements of the Company, to disclose pro forma diluted net income per share information.  The Company notes that the sale of shares as described on page 62 refers to the most recent sale of shares prior to the grant of share options by China Cord Blood Services Corporation in 2006, and therefore would not necessarily reflect the fair value of the Company’s ordinary shares during the year ended March 31, 2009 and the three months ended June 30, 2009.  In applying the treasury stock method for the purpose of determining diluted net income per share, the Company has estimated the average share price of the ordinary shares to be US$5.99, equivalent to the closing market price of the Company as of June 30, 2009, the date of completion of the Company’s share exchange with the shareholders of China Cord Blood Services Corporation.  The Company notes that the dilutive effect on net income per share was only RMB0.03 for both the year ended March 31, 2009 and the three months ended June 30, 2009.

Part II Information not Require in the Prospectus, page II-1

Item 7.  Recent sales of unregistered securities, page II-1

3.	We note your revised disclosure on page II-1 and response to prior comment four. It appears that no Form D was filed for the promissory note transaction. Please advise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to Page II-1 of the Amended F-1.

Item 9. Undertakings, page 11-3

4.	Please provide all appropriate undertakings required by Item 512 of Regulation S-K. See Item 512(i) of Regulation S-K.

COMPANY RESPONSE:  The undertakings have been included on page II-4 of the Amended F-1.

* * * * * * * * * * * * * * * *

John Reynolds November 16, 2009 Page 3

Your prompt attention to this matters discussed herein would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

Mitchell S. Nussbaum Loeb & Loeb LLP